SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                           (Amendment No. )*

                         i-STAT CORPORATION

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                          (Name of Issuer)

         Common Stock, with a par value of $0.15 per share
      -------------------------------------------------------
                   (Title of Class of Securities)

                              450312 10 3
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                            (CUSIP Number)

      Ann O. Baskins, Assistant Secretary and Managing Counsel
                         Hewlett-Packard Company
                        Corporate Legal Department
                      3000 Hanover Street, MS: 20BQ
                       Palo Alto, California  94304
                             (415) 857-3755

      ---------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             July 28, 1995

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       (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on
      Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
      13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
      Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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      1   Name of Reporting Person. S.S. or I.R.S. Identification
          No. of Above Person

          Hewlett-Packard Company I.R.S. Identification No. 94-1081436
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      2   Check the Appropriate Box if a Member of a
          Group                                      (a) [ ]
          Not applicable                             (b) [ ]
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      3   SEC Use Only

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      4   Source of Funds

               WC
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      5   Check Box if Disclosure of Legal Proceedings Is Required
          Pursuant to Items 2(d) or 2(e)                 [ ]

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      6   Citizenship or Place of Organization

               California
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                             7    Sole Voting Power

           NUMBER OF                 0
             SHARES
      ---------------------------------------------------------
          BENEFICIALLY
            OWNED BY         8    Shared Voting Power
              EACH
           REPORTING                 2,138,702
             PERSON
      ---------------------------------------------------------
              WITH
                              9    Sole Dispositive Power

                                     2,138,702

      ---------------------------------------------------------

                              10   Shared Dispositive Power

                                     0
      ---------------------------------------------------------
      11  Aggregate Amount Beneficially Owned by Each Reporting
          Person

               2,138,702
      ---------------------------------------------------------
      12  Check Box if the Aggregate Amount in Row (11) Excludes
          Certain Shares                                   [  ]

      ---------------------------------------------------------
      13  Percent of Class Represented by Amount in Row (11)

               16.2%
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      14  Type of Reporting Person

               CO
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                           SCHEDULE 13D


      Item 1.  Security and Issuer.

           The title of the class of equity securities to which this statement relates is Common Stock, with a par value of $0.15 per share. The name of the issuer is i-STAT Corporation, a Delaware corporation ("i-STAT"). i-STAT's principal executive offices are located at 303 College Road East, Princeton,
      New Jersey 08540.

      Item 2.  Identity and Background.

           This statement is being filed by Hewlett-Packard Company, a California corporation ("Hewlett-Packard"). The address of Hewlett-Packard's principal executive offices is 3000 Hanover Street, Palo Alto, California 94304. Hewlett-Packard, together with its consolidated subsidiaries (included in the term "Hewlett-Packard" for purposes of this paragraph), is engaged worldwide in the design, manufacture and service of electronic equipment and systems for measurement, computation and communications. Hewlett-Packard offers a wide variety of systems and stand alone products, including computer systems and peripheral products, electronic test equipment and systems, medical electronic equipment, calculators and other personal information products, solid state components and instrumentation for chemical analysis. These products are used in industry, business, engineering, science, education and medicine.

          Hewlett-Packard has never been convicted in any criminal proceeding, and is not and has not been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3.  Source and Amount of Funds or other consideration.

           As more fully described below, Hewlett-Packard has acquired 2,138,702 shares of i-STAT Series B Preferred Stock, $0.10 par value (the "Shares"). The Shares are currently convertible into an aggregate of 2,138,702 shares of i-STAT Common Stock. The aggregate purchase price for the Shares was $60,953,007, which purchase price was paid with funds derived from Hewlett-Packard's working capital and cash reserves.

      Item 4.  Purpose of Transaction.

           Hewlett-Packard's purpose in acquiring the Shares was to develop and maintain with i-STAT a strategic relationship in which each company remained independent while working together to develop and market their products. The Shares were acquired by Hewlett-Packard directly from i-STAT. The terms and conditions of Hewlett-Packard's purchase of the Shares were established in the Series B Preferred Stock Purchase Agreement dated June 23, 1995 between i-STAT and Hewlett-Packard (the "Stock Purchase Agreement"), which is being filed with this statement as Exhibit A. The following summary of Hewlett-Packard's rights to purchase i-STAT's equity securities is qualified in its entirety by the terms of the Stock Purchase Agreement which is hereby incorporated by reference.

          Pursuant to the Stock Purchase Agreement, Hewlett-Packard has the right to maintain its percentage interest in the total number of outstanding voting shares of i-STAT Common Stock in the event of future sales by i-STAT of additional voting shares, by purchasing additional shares of voting stock from i-STAT under the terms specified in the Stock Purchase Agreement. Notwithstanding the foregoing, for a period of five years from July 28, 1995 (the "Closing Date"), Hewlett-Packard may not purchase more than 25% of the outstanding voting securities of i-STAT except under certain circumstances.
      Subject to this 25% limitation, Hewlett-Packard always has the right to purchase additional shares in the open market or from third parties to maintain its ownership position. In addition, for a period of twelve (12) months from the Closing Date, the Shares are subject to certain antidilution protection as set forth in the Certificate of Designation, Preferences and Rights of
      Series B Preferred Stock of i-STAT Corporation (the "Certificate"), which is being filed with this statement as Exhibit B. Any summary of the designation, preferences and rights of the Shares is qualified in its entirety by the terms of the Certificate, which is hereby incorporated by reference.

           Under the Stock Purchase Agreement, Hewlett-Packard will be entitled to designate one (1) director of i-STAT if Hewlett-Packard holds at least 10% but less than 20% of the outstanding voting securities of i-STAT. If Hewlett-Packard holds at least 20% of the outstanding voting securities of i-STAT, Hewlett-Packard will be entitled to designate two (2) directors of i-STAT. A reduction in Hewlett-Packard's percentage ownership below the thresholds set forth above shall not cause removal of Hewlett-Packard's Board representative(s) so long as such reduction is a result of dilution and not of a sale by Hewlett-Packard of i-STAT voting securities or, in the case of a reduction in Hewlett-Packard's percentage ownership below 20%, of Hewlett-Packard's failure to exercise its maintenance rights.

           In addition, the Stock Purchase Agreement includes certain limitations on the manner in which i-STAT may amend its Stockholder Protection Agreement, which agreement provides for the dividend distribution to holders of Common Stock and Series B Preferred Stock of i-STAT of certain stock purchase rights.

           See also the rights and restrictions set forth in
      Item 6 of this statement.

      Item 5.  Interest in Securities of the Issuer.

           Hewlett-Packard holds 2,138,702 shares of Series B Preferred Stock which represents approximately 16.2% of the outstanding voting stock of i-STAT. Hewlett-Packard has sole dispositive power with respect to the Shares, subject to certain restrictions on transfer and a right of first refusal in favor of i-STAT, as described in Item 6 of this statement. Hewlett-Packard's right to vote the Shares (or other i-STAT voting securities held by Hewlett-Packard) is subject to certain restrictions, as described in Item 6 of this statement, and as a result of such restrictions, Hewlett-Packard shares the power to direct the vote of the Shares (or other i-STAT voting securities held by Hewlett-Packard) with i-STAT.

           Except as described in this statement,
      Hewlett-Packard has not effected any transactions in shares of i-STAT Common Stock during the last 60 days.

      Item 6.  Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.

           The Stock Purchase Agreement imposes upon Hewlett-Packard certain restrictions related to voting its shares of i-STAT voting stock. The Stock Purchase Agreement also establishes a number of restrictions on Hewlett-Packard's right to transfer its i-STAT Preferred Stock or other voting stock, and provides that i-STAT has a right of first refusal on transfers by Hewlett-Packard of i-STAT voting stock. The following summary of such restrictions and the right of first refusal is qualified in its entirety by reference to the terms of the Stock
      Purchase Agreement.

           The Stock Purchase Agreement provides that Hewlett-Packard must vote its shares in favor of i-STAT's nominees to the board and in accordance with the recommendations of i-STAT's board on all other matters except "significant events," subject to certain exceptions. "Significant events" include, but are not limited to, the following: an amendment to the i-STAT charter documents or a sale, recapitalization, liquidation or dissolution of i-STAT.
      In the case of a "significant event," Hewlett-Packard may vote shares representing up to 15% of the outstanding voting stock of i-STAT as it wishes, but must vote anything above 15% in the same proportion as the votes cast by all holders. In addition, while Hewlett-Packard's ownership of voting stock is limited as set forth in Item 4 above, Hewlett-Packard may not
      (i) make any written proposal to i-STAT regarding a potential acquisition, merger or consolidation with, or sale of all or substantially all of the assets that would, as a matter of law, require i-STAT to make a disclosure, (ii) initiate or participate in a hostile tender offer to acquire i-STAT, or (iii) solicit proxies with respect to the voting stock or participate in an "election contest" as defined in Regulation 14A of the Securities Exchange Act of 1934.

          i-STAT has a right of first refusal to purchase all but not part of any of the Shares (and any other voting securities) that HP proposes to sell or transfer other than pursuant to an open market transaction or a public offering, at the prices set forth in the Stock Purchase Agreement. If i-STAT does not exercise its right of first refusal, then Hewlett-Packard may sell such securities at a price and on terms not less favorable than as offered to i-STAT. In addition, Hewlett-Packard may not sell its shares of i-STAT voting stock in blocks representing more than 5% of the then outstanding voting stock of i-STAT or, in the cases of a sale to certain potential buyers, blocks representing more than 3% of the then outstanding voting stock. Prior to transferring any shares of i-STAT Preferred Stock, Hewlett-Packard must convert such shares to Common Stock.

           i-STAT must give written notice to Hewlett-Packard within two business days following its receipt of (i) written notice from any person or group putting i-STAT reasonably on notice of the likelihood that such person or group has acquired or proposes to acquire more than 15% of the then outstanding i-STAT voting stock, (ii) any notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to i-STAT, (iii) any Statement on Form 13D or Schedule 14D-1 under the Securities Exchange Act of 1934 relating to voting stock of i-STAT, or (iv) i-STAT's reaching an agreement in principle as to any transaction which would result in a change in control of i-STAT or involving a sale of all or substantially all of the assets of i-STAT. In the event i-STAT desires to enter into a merger, consolidation or other business combination in which i-STAT would not be the surviving corporation or a sale of all or substantially all of i-STAT's assets, then i-STAT shall first negotiate in good faith with Hewlett-Packard for a period of thirty (30) days.

           The Registration Rights Agreement dated July 28, 1995 between i-STAT and Hewlett-Packard (the "Registration Rights Agreement") provides Hewlett-Packard with certain demand and piggyback rights to register the Shares. Hewlett-Packard has agreed that upon the request of i-STAT, it will refrain from selling shares on the market for a period of up to 120 days in the event i-STAT is doing an offering, whether in connection with an underwritten public offering or an acquisition. The foregoing summary of Hewlett-Packard's rights and obligations under the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement which is being filed with this statement as Exhibit C and which is hereby incorporated by reference.

      Item 7.  Material to be Filed as Exhibits.

          The following documents are filed as exhibits to this statement:

           Exhibit A: Series B Preferred Stock Purchase Agreement dated June 23, 1995, between Hewlett-Packard and i-STAT.

           Exhibit B: Certificate of Designation, Preferences and Rights of Series B Preferred Stock.

           Exhibit C: Registration Rights Agreement dated July 28, 1995, between Hewlett-Packard and i-STAT.



                             SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      August 4, 1995                        ANN O. BASKINS
                                           --------------------
                                           Ann O. Baskins
                                           Assistant Secretary
                                            and Managing Counsel



                           INDEX TO EXHIBITS


      A     Series B Preferred Stock Purchase Agreement dated
             June 23, 1995 between i-STAT and Hewlett-Packard.

      B     Certificate of Designation, Preferences and Rights
             of Series B Preferred Stock.

      C     Registration Rights Agreement dated July 28, 1995,
             between Hewlett-Packard and i-STAT.